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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

December 23, 2016

Re:	REV Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 23, 2016
File No. 333-214209

Mr. Justin Dobbie

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Dobbie,

On behalf of our client, REV Group, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated December 12, 2016 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 2 of the Registration Statement (“Amendment No. 2”) together with this response letter. Amendment No. 2 contains certain additional updates and revisions, including the addition of the fiscal year 2016 financial statements and information. We are also sending, under separate cover, a copy of Amendment No. 2 and three marked copies of Amendment No. 2 showing the changes to the Registration Statement filed on November 23, 2016.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 2 where the revised language addressing a particular comment appears.

Prospectus Summary, page 1

Our Markets, page 6

1.	We note your response to our prior comment 7. Please revise your disclosure to clarify, if true, that the timing and extent to which pent-up replacement demand may be released is inherently uncertain and generally outside of your control.

Mr. Justin Dobbie

Division of Corporation Finance

U.S. Securities and Exchange Commission

2	December 23, 2016

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 6, 25, 55, 77 and 79 of the Registration Statement.

Summary Consolidated Financial Data, page 17

2.	We have reviewed your response to our prior comment 15 and the associated revised disclosure. Your explanatory statement that the excluded items having less bearing on core operating performance because “they are items that are not needed or available to the Company’s managers in the daily activities of their businesses” appears to be meaningful disclosure. It also appears your explanatory statement that the stock compensation expense is excluded because “it is an expense that is measured based upon external inputs…business managers. Stock-based compensation…due to the timing and nature of the equity awards” is meaningful disclosure. Please consider expanding your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Registration Statement.

3.	You disclose on page 20 in the third paragraph of footnote (8) that you adjust net income for “non-cash” stock-based compensation expense in determining “adjusted EBITDA.” For the current and corresponding prior nine months ended periods, the adjustments for stock-based compensation were $12,298 and $2,762, respectively, in arriving at adjusted EBITDA for the respective periods. On page F-58, you disclose that during the nine months ended July 30, 2016 and August 1, 2015 you paid $11,046 and $1,339, respectively, to redeem performance based stock options. Please tell us if these paid amounts are part of the noted stock-based compensation adjustments. If so, it appears the adjustments for stock-based compensation were for both cash and non-cash expenses. Please advise and revise to clarify, as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Registration Statement to remove reference to “non-cash items” and “non-cash stock-based compensation expense.” The Company has also revised the disclosure on pages 22 and 23 to clarify the components of stock-based compensation expense for the relevant periods, and further clarify the amount of cash payments made to repurchase stock options during the relevant periods. The Company has revised the disclosure to state that cash spent pertaining to the acceleration and repurchase of outstanding options from former employees is not expected to be an ongoing cost following the completion of the offering contemplated in the Registration Statement.

4.	We note from pages 20 and 21 that you incurred and backed out restructuring charges for all of the periods presented. We also note your disclosure of the expense detail in footnote (c) which appears to be mainly cash operating expenses related to different initiatives you undertook for various periods. In that regard, we are unclear about your basis behind these non-GAAP adjustments in arriving at Adjusted EBITDA and Adjusted Net Income if they represent your recurring operating expenses and your business expects to benefit from these initiatives. Please explain.

The Company has reviewed the guidance in the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and believes that the adjustment

Mr. Justin Dobbie

Division of Corporation Finance

U.S. Securities and Exchange Commission

3	December 23, 2016

for restructuring costs are not normal, recurring, cash operating expenses as contemplated in Question 100.01 of such guidance. These costs are related to acquisitions and certain organizational restructuring initiatives as described in footnote (c) on pages 22 and 23 of the Registration Statement. Following certain acquisitions, the Company will initiate a restructuring program in connection with the integration of the acquired business to eliminate duplicative positions and redundant costs. As each acquisition has unique facts and circumstances, the extent and timing of any related restructuring programs will vary based on the nature, size and type of business acquired.

Restructuring charges are primarily related to restructuring of the Company’s management functions (including the move of its corporate headquarters from Orlando, Florida to Milwaukee, Wisconsin) and various product lines including, but not limited to, severance and discontinued product costs, which are reflected in the historical results for a relatively short period of time. These costs vary in size and frequency and create variation in the historical results. By excluding these costs, supplemental information is provided for investors to analyze the operating performance of the Company’s results. These costs are not used for an assessment of the long-term performance of the business or the sustainability of its results. Most importantly, the elimination of these costs does not result in a reduction of operating expenses necessary to conduct the business. As such, the Company believes that the exclusion of the restructuring charges and business structure realignment costs provides supplemental information that enables the Company’s management and investors to analyze and compare the Company’s operating performance on a consistent basis from period to period. Lastly, consistent with updated Non-GAAP Compliance and Disclosure Interpretation 102.03, the Company does not describe these charges as non-recurring or in other terms that mischaracterize the frequency of these charges.

In response to the Staff’s comment, the Company has also revised the disclosure on pages 22 and 23 of the Registration Statement to clarify, among other things, that the nature and amount of the restructuring costs may vary significantly depending on the number of completed acquisitions and the size and timing of related and other restructuring programs.

Mr. Justin Dobbie

Division of Corporation Finance

U.S. Securities and Exchange Commission

4	December 23, 2016

Please do not hesitate to contact me at (212) 450-4322, (212) 701-5322 or derek.dostal@davispolk.com or Richard D. Truesdell, Jr. at (212) 450-4674, (212) 701-5674 (fax) or truesdell@davispolk.com, or, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Derek J. Dostal
Derek J. Dostal

cc:	Via E-mail
Tim Sullivan, Chief Executive Officer
Dean Nolden, Chief Financial Officer
REV Group, Inc.